

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

William Newell
Chief Executive Officer
Sutro Biopharma, Inc.
111 Oyster Point Blvd.
South San Francisco, CA 94080

> **Re: Sutro Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2023**
> **File No. 333-275525**

Dear William Newell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Mitteness, Esq.